Exhibit 1.1

ARTICLES OF ASSOCIATION

DEFINITIONS AND INTERPRETATION

Article 1

1.1	In these articles of association the following definitions shall apply:

Article	An article of these articles of association.
Board Board Rules CEO	The Company’s board of directors. The internal rules applicable to the Board. The Company’s chief executive officer.
Class Meeting	The meeting of holders of shares of a certain class.
Company	The company to which these articles of association pertain.
DCC	The Dutch Civil Code.
Director Executive Director General Meeting	Refers to both an Executive Director and a Non-Executive Director The member of the Board appointed as executive director. The Company’s general meeting of shareholders.
Group Company	An entity or company which is organisationally connected with the Company in an economic unit within the meaning of Section 2:24b DCC.
Indemnified Officer	A current or former member of the Board and a former member of the management board or supervisory board when the company had a two tier board system.
Meeting Rights

With respect to the Company, the rights attributed by law to the holders of depository receipts issued for shares with a company’s cooperation, including the right to attend and address a General Meeting.

Non-Distributable Equity	The part of the Company’s equity that is formed by the paid up and called up part of its capital and the reserves which it must maintain by law.
Non-Executive Director Person with Meeting Rights	The member of the Board appointed as non-executive director. A shareholder, a usufructuary or pledgee with voting rights.
Preferred Distribution

A distribution on the preferred shares for an amount equal to the Preferred Interest Rate calculated over the aggregate amount paid up on those preferred shares, whereby:

a.
any amount paid up on those preferred shares (including as a result of an issue of preferred shares) during the financial year (or the relevant part thereof) in respect of which the distribution is made shall only be taken into account proportionate to the number of days that elapsed during that financial year (or the relevant part thereof) after those preferred shares were paid up;

b.

any reduction of the aggregate amount paid-up on preferred shares during the financial year (or the relevant part thereof) in respect of which the distribution is made shall be taken into account proportionate to the number of days that elapsed during that financial year (or the relevant part thereof) until such reduction of the aggregate amount paid-up on preferred shares was effected; and

c.

if the distribution is made in respect of part of a financial year, the amount of the distribution shall be proportionate to the number of days that elapsed during that part of the financial year.

Preferred Interest Rate

The mathematical average, calculated over the financial year (or the relevant part thereof) in respect of which a distribution is made on preferred shares, of the EURIBOR interest rate for loans with a maturity of twelve months as published by Thomson Reuters, plus a margin not exceeding five hundred basis points (500bps) to be determined by the Board each time when preferred shares are issued without preferred shares already forming part of the Company’s issued share capital.

Registration Date	The twenty-eighth day prior to the date of a General Meeting.
Simple Majority	More than half of the votes cast.
Subsidiary

A subsidiary within the meaning of Section 2:24a DCC, including:

a.

an entity in whose general meeting the Company or one or more of its Subsidiaries can exercise, whether or not by virtue of an agreement with other parties with voting rights, individually or collectively, more than half of the voting rights; and

b.

an entity of which the Company or one or more of its Subsidiaries are members or shareholders and can appoint or dismiss, whether or not by virtue of an agreement with other parties with voting rights, individually or collectively, more than half of the managing directors or of the supervisory directors, even if all parties with voting rights cast their votes.
Website	The Company’s website.

1.2	References to “shares” or “shareholders” are to any class of shares or to the holders thereof, respectively.
1.3	References to statutory provisions are to those provisions as they are in force from time to time.
1.4	Terms that are defined in the singular have a corresponding meaning in the plural.
1.5	Words denoting a gender include each other gender.
1.6	The terms “written” and “in writing” include the use of electronic means of communication.

NAME AND SEAT

Article 2

2.1	The Company’s name is ProQR Therapeutics N.V.
2.2	The Company has its corporate seat in Leiden.

OBJECTS

Article 3

The Company’s objects are:

a.	to develop, to bring to market and to exploit products and technologies in the field of biotechnology;
b.	to research and develop (or to commission the research and development of) patents, know-how and intellectual and industrial property;
c.

to make the Company’s products available to the patient populations that may benefit from such products and to maintain a suitable pipeline of products that may be beneficial for relevant patient populations;

d.	to participate in, to finance, to hold any other interest in and to conduct the management or supervision of other entities, companies, partnerships and businesses;
e.

to furnish guarantees, to provide security, to warrant performance in any other way and to assume liability, whether jointly and severally or otherwise, in respect of obligations of Group Companies or other parties; and

f.	to do anything which, in the widest sense, is connected with or may be conducive to the matters described above in this Article 3.

SHARES - AUTHORISED SHARE CAPITAL AND DEPOSITORY RECEIPTS

Article 4

4.1	The Company’s authorised share capital amounts to thirteen million six hundred thousand euro (EUR 13,600,000).
4.2	The authorised share capital is divided into:
a.	one hundred and seventy million (170,000,000) ordinary shares; and
b.	one hundred and seventy million (170,000,000) preferred shares,

each having a nominal value of four eurocents (EUR 0.04).

4.2

The Board may resolve that one or more shares are divided into such number of fractional shares as may be determined by the Board. Unless specified differently, the provisions of these articles of association concerning shares and shareholders apply mutatis mutandis to fractional shares and the holders thereof, respectively.

4.3	The Company cannot cooperate with the issue of depository receipts for shares in its capital.

SHARES - FORM OF SHARES AND SHARE REGISTER

Article 5

5.1	All shares are registered shares, provided that the Board may resolve that one or more ordinary shares are bearer shares, represented by physical share certificates.
5.2

The Board is not required to comply with a request made by a shareholder to convert one or more of his registered shares into bearer shares or vice versa. If the Board resolves to grant such a request, the shareholder concerned shall be charged for the costs of such conversion.

5.3	Registered shares shall be numbered consecutively for each class of shares, starting from 1.
5.4

The Board shall keep a register setting out the names and addresses of all holders of registered shares and all holders of a usufruct or pledge in respect such shares. The register shall also set out any other particulars that must be included in the register pursuant to Section 2:85 DCC and further such other particulars as the Board deems prudent. Part of the register may be kept outside the Netherlands to comply with applicable local law or applicable stock exchange rules.

5.5

Shareholders, usufructuaries and pledgees whose particulars must be set out in the register shall provide the Board with the necessary particulars in a timely fashion. Any consequences of a failure to notify such particulars or to notify the correct particulars shall be borne by the relevant party.

5.6	All notifications may be sent to Persons with Meeting Rights in respect of registered shares at the addresses set out in the register.
5.7

If the Board has resolved that one or more ordinary shares are bearer shares, share certificates shall be issued for such bearer shares in such form as the Board may determine. Share certificates may represent one or more bearer shares. Each share certificate shall be signed by or on behalf of an Executive Director.

5.8	The holder of a bearer share that was lost may request the Company to provide a duplicate share certificate for such bearer share. The Company shall only provide such duplicate:
a.	if the party making the request can demonstrate, to the satisfaction of the Board, that such party is indeed entitled to receive such duplicate; and
b.	after having published the request on the Website for a period of four weeks without any objection to such request having been received by the Company within that period.
5.9

If an objection as referred to in Article 5.8 paragraph b. has been received by the Company in a timely fashion, the Company shall only provide the duplicate to the party who requested such duplicate after having been provided with a copy of a binding advice or court order to provide such duplicate, without the Company being required to investigate the competence of the relevant arbitrators or court, as the case may be, or the validity of such binding advice or judgment, as the case may be.

5.10

Upon a duplicate of a share certificate for a bearer share having been provided by the Company, such duplicate shall replace the original share certificate and no rights can be derived from the share certificate thus replaced.

SHARES - ISSUE

Article 6

6.1

Shares can be issued pursuant to a resolution of the General Meeting or of another body authorised by the General Meeting for this purpose for a specified period not exceeding five years. When granting such authorisation, the number of shares that may be issued must be specified. The authorisation may be extended, in each case for a period not exceeding five years. Unless stipulated differently when granting the authorisation, the authorisation cannot be revoked. For as long as another body has been authorised to issue shares, the General Meeting shall not have this authority.

6.2

Article 6.1 applies mutatis mutandis to the granting of rights to subscribe for shares, but does not apply in respect of issuing shares to a party exercising a previously acquired right to subscribe for shares.

6.3	The Company may not subscribe for shares in its own capital.

SHARES - PRE-EMPTION RIGHTS

Article 7

7.1

Upon an issue of shares, each holder of ordinary shares shall have a pre-emption right in proportion to the aggregate nominal value of his ordinary shares. Preferred shares do not carry pre-emption rights.

7.2	In deviation of Article 7.1, holders of ordinary shares do not have pre-emption rights in respect of an issue of:
a.	preferred shares;
b.	ordinary shares against non-cash contribution; or
c.	ordinary shares to employees of the Company or of a Group Company.
7.3

The Company shall announce an issue with pre-emption rights and the period during which those rights can be exercised in the State Gazette and in a daily newspaper with national distribution, unless all shares are registered shares and the announcement is sent in writing to all shareholders at the addresses submitted by them.

7.4	Pre-emption rights may be exercised for a period of at least two weeks after the date of announcement in the State Gazette or after the announcement was sent to the shareholders.
7.5

Pre-emption rights may be limited or excluded by a resolution of the General Meeting or of the body authorised pursuant to Article 6.1, if that body was authorised by the General Meeting for this purpose for a specified period not exceeding five years. The authorisation may be extended, in each case for a period not exceeding five years. Unless stipulated differently when granting the authorisation, the authorisation cannot be revoked. For as long as another body has been authorised to limit or exclude pre-emption rights, the General Meeting shall not have this authority.

7.6A resolution of the General Meeting to limit or exclude pre-emption rights, or to grant an authorisation as referred to in Article 7.5, shall require a majority of at least two thirds of the votes cast if less than half of the issued share capital is represented at the General Meeting.

7.7The preceding provisions of this Article 7 apply mutatis mutandis to the granting of rights to subscribe for shares, but do not apply in respect of issuing shares to a party exercising a previously acquired right to subscribe for shares.

SHARES - PAYMENT

Article 8

8.1

Without prejudice to Article 8.2, the nominal value of a share and, if the share is subscribed for at a higher price, the difference between these amounts must be paid up upon subscription for that share. However, it may be stipulated that part of the nominal value of a preferred share, not exceeding three quarters thereof, need not be paid up until the Company has called for payment. The Company shall observe a reasonable notice period of at least one month with respect to any such call for payment.

8.2

Parties who professionally place shares for their own account may be allowed by virtue of an agreement to pay up less than the nominal value of the shares subscribed for by them, provided that at least ninety-four percent (94%) of this amount is paid up in cash ultimately upon subscription for those shares.

8.3	Shares must be paid up in cash, except to the extent that payment by means of a contribution in another form has been agreed.
8.4

Payment in a currency that is not a unit of the euro is only permitted with the Company’s consent. Where such a payment is made, the payment obligation is satisfied for the amount in euro for which the paid amount can be freely exchanged. The date of the payment determines the exchange rate. The previous sentence does not prejudice the last sentence of Section 2:80a(3) DCC.

8.5

The Board is authorised to enter into legal acts relating to non-cash contributions and the other legal acts referred to in Section 2:94 of the Dutch Civil Code without the prior approval of the General Meeting.

SHARES - FINANCIAL ASSISTANCE

Article 9

9.1

The Company may not provide security, give a price guarantee, warrant performance in any other way or commit itself jointly and severally or otherwise with or for others with a view to the subscription for or acquisition of shares or depository receipts for shares in its capital by others. This prohibition applies equally to Subsidiaries.

9.2

The Company and its Subsidiaries may not provide loans with a view to the subscription for or acquisition of shares or depository receipts for shares in the Company’s capital by others, unless the Board resolves to do so and the relevant statutory requirements of Section 2:98c DCC are observed.

9.3	The preceding provisions of this Article 9 do not apply if shares or depository receipts for shares are subscribed for or acquired by or for employees of the

Company or of a Group Company.

SHARES - OWN SHARES

Article 10

10.1	The acquisition by the Company of shares in its own capital which have not been fully paid up shall be null and void.
10.2

The Company may only acquire fully paid up shares in its own capital for no consideration or if and to the extent that the General Meeting has authorised the Board for this purpose and all other relevant statutory requirements of Section 2:98 DCC are observed.

10.3

An authorisation as referred to in Article 10.2 remains valid for no longer than eighteen months. When granting such authorisation, the General Meeting shall determine the number of shares that may be acquired, how they may be acquired and within which range the acquisition price must be. An authorisation shall not be required for the Company to acquire ordinary shares in its own capital in order to transfer them to employees of the Company or of a Group Company pursuant to an arrangement applicable to them, provided that these ordinary shares are included on the price list of a stock exchange.

10.4

The Company may acquire shares in its own capital for cash consideration or for consideration satisfied in the form of assets. In the case of a consideration being satisfied in the form of assets, the value thereof, as determined by the Board, must be within the range stipulated by the General Meeting as referred to in Article 10.3.

10.5	Articles 10.1 through 10.3 do not apply to shares acquired by the Company by universal succession.
10.6	In this Article 10, references to shares include depository receipts for shares.

SHARES - REDUCTION OF ISSUED SHARE CAPITAL

Article 11

11.1

The General Meeting can resolve to reduce the Company’s issued share capital by cancelling shares or by reducing the nominal value of shares by virtue of an amendment to these articles of association. The resolution must designate the shares to which the resolution relates and it must provide for the implementation of the resolution.

11.2	A resolution to cancel shares may only relate to:
a.	shares held by the Company itself or in respect of which the Company holds the depository receipts; or
b.

all preferred shares, with repayment of the amounts paid up in respect thereof and provided that, to the extent allowed under Articles 34.1 and 35.2, a distribution is made on those preferred shares, in proportion to the amounts paid up on those preferred shares, immediately prior to such cancellation becoming effective, which distribution shall consist of:

i.

the total of all Preferred Distributions (or parts thereof) in relation to financial years prior to the financial year in which the cancellation occurs, to the extent that these have not yet been paid as described in Article 35.1; and

ii.	the Preferred Distribution calculated in respect of the part of the financial year in which the cancellation occurs, for the number of days that have elapsed during such part of the financial year.

11.3

A resolution of the General Meeting to reduce the Company’s issued share capital shall require a majority of at least two thirds of the votes cast if less than half of the issued share capital is represented at the General Meeting.

11.4

If a resolution of the General Meeting to reduce the Company’s issued share capital relates to preferred shares, such resolution shall always require the prior or simultaneous approval of the Class Meeting of preferred shares.

SHARES - TRANSFER REQUIREMENTS

Article 12

12.1

Except as otherwise provided or allowed by Dutch law, the transfer of a share shall require a deed to that effect and unless the Company itself is a party to the transaction, acknowledgement of the transfer by the Company.

12.2	The acknowledgement shall be set out in the deed or shall be made in such other manner as prescribed by law.

SHARES - USUFRUCT AND PLEDGE

Article 13

13.1

Ordinary shares can be encumbered with a usufruct or pledge. Preferred shares can be encumbered with a usufruct, but cannot be pledged. The voting rights attached to preferred shares which are subject to a usufruct, cannot vest in the usufructuary concerned.

13.2	The voting rights attached to an ordinary share which is subject to a usufruct or pledge vest in the shareholder concerned.
13.3	In deviation of Article 13.2, the holder of a usufruct or pledge on ordinary shares shall have the voting rights attached thereto if this was provided when the usufruct or pledge was created.
13.4	Usufructuaries and pledgees without voting rights shall not have Meeting Rights.

TRANSFER RESTRICTIONS

Article 14

14.1

A transfer of preferred shares shall require the prior approval of the Board. A shareholder wishing to transfer one or more preferred shares must first request the Board to grant such approval. For the avoidance of doubt, a transfer of ordinary shares is not subject to transfer restrictions under these articles of association.

14.2

The transfer of preferred shares to which the request for approval relates must take place within three months after the approval of the Board has been granted or is deemed to have been granted pursuant to Article 14.3.

14.3	The approval of the Board shall be deemed to have been granted:
a.	if no resolution granting or denying the approval has been passed by the Board within three months after the Company has received the request for approval; or
b.

if the Board, when denying the approval, does not notify the requesting shareholder of the identity of one or more potential acquirers willing to purchase the preferred shares to which the request for approval relates.

14.4	If the Board denies the approval and notifies the requesting shareholder of the identity of one or more potential acquirers, the requesting shareholder shall notify the Board within two weeks after having received such notice whether:

a.	he withdraws his request for approval, in which case the requesting shareholder cannot transfer the preferred shares concerned; or
b.

he accepts the potential acquirer(s), in which case the requesting shareholder shall promptly enter into negotiations with the potential acquirer(s) regarding the price to be paid for the preferred shares concerned.

14.5

If the negotiations referred to in Article 14.4 paragraph b. have resulted in an agreement within two weeks after the end of the period referred to in Article 14.4, the preferred shares concerned shall be transferred for the agreed price within three months after such agreement having been reached. However, if the negotiations referred to in Article 14.4 paragraph b. have not resulted in an agreement within two weeks after the end of the period referred to in Article 14.4:

a.	the requesting shareholder shall promptly notify the Board thereof; and
b.

the price to be paid for the preferred shares concerned shall be equal to the value thereof, as determined by one or more independent experts to be appointed by the requesting shareholder and the potential acquirer(s) by mutual agreement.

14.6	If no agreement is reached on the appointment of the independent expert(s) as referred to in Article 14.5 paragraph b. within two weeks after the end of the period referred to in Article 14.5:
a.	the requesting shareholder shall promptly notify the Board thereof; and
b.

the requesting shareholder shall promptly request the president of the district court in whose district the Company has its corporate seat to appoint three independent experts to determine the value of the preferred shares concerned.

14.7

If and when the value of the preferred shares concerned has been determined by the independent expert(s), irrespective of whether he/they were appointed by mutual agreement or by the president of the relevant district court, the requesting shareholder shall promptly notify the Board of the value so determined.

14.8

Promptly following the receipt of a notice as referred to in Article 14.7, the Board shall request the/each potential acquirer whether he wishes to withdraw from the sale procedure and, if so, to send notice thereof to the Board within two weeks, failing which he shall be assumed not to have withdrawn from the sale procedure.

14.9

If no potential acquirer withdraws from the sale procedure in accordance with Article 14.8, the preferred shares concerned shall be transferred for the price determined by the independent expert(s) within three months after the end of the period referred to in Article 14.8. However, if any potential acquirer withdraws from the sale procedure in accordance with Article 14.8, the Board:

a.	shall promptly inform the requesting shareholder and the other potential acquirer(s), if any, thereof; and
b.

shall give the opportunity to each other potential acquirer, if any, to declare to the Board and the requesting shareholder, within two weeks, his willingness to acquire the preferred shares that have become available as a result of the withdrawal, for the price determined by the independent expert(s).

14.10

If it appears that all preferred shares concerned can be transferred for a price determined by the independent expert(s), as a result of one or more other potential acquirers having declared his/their willingness to acquire preferred shares that have become available as a result of a withdrawal as described in Article 14.9 paragraph b., such transfer shall take place within three months after the end of the period referred to in Article 14.9 paragraph b. However, if it appears that not all preferred shares concerned can be transferred for a price determined by the independent expert(s) as a result of a withdrawal by one or more potential acquirers:

a.	the Board shall promptly notify the requesting shareholder thereof; and
b.

the requesting shareholder shall be free to transfer all of the preferred shares to which the request for approval relates, provided that the transfer takes place within three months after having received the notice referred to in paragraph a.

14.11	The Company may only be a potential acquirer under this Article 14 with the consent of the requesting shareholder.
14.12	All notices given pursuant to this Article 14 shall be provided in writing.
14.13	The preceding provisions of this Article 14 do not apply if:
a.	a shareholder is under a statutory obligation to transfer his preferred shares to a previous holder thereof; or
b.	a shareholder transfers preferred shares to the Company, except in the case that the Company acts as a potential acquirer pursuant to Article 14.11.
14.14	In this Article 14 rights to subscribe for preferred shares shall be equated with preferred shares.

BOARD – COMPOSITION AND APPOINTMENT

Article 15

15.1	The total number of Directors, as well as the number of Executive Directors and Non-Executive Directors, is determined by the Board. Only individuals can be Non-Executive Directors.
15.2	Each Director shall retire in accordance with a rotation schedule to be included in the Board Rules. A retiring Director can be reappointed immediately, subject to such rotation schedule.
15.3	Directors will be appointed by the General Meeting of Shareholders. Directors will be appointed either as an Executive Director or as a Non-Executive Director.
15.4	The Board will nominate a candidate for each vacant seat.
15.5

A nomination by the Board will be binding. However, the General Meeting of Shareholders may deprive the nomination of its binding character by a resolution passed with a two-third majority of the votes cast representing more than half of the issued share capital. If the binding nomination is not deprived of its binding character, the person nominated will be deemed appointed. If the nomination is deprived of its binding character, the Board will be allowed to make a new binding nomination.

15.6	At a General Meeting of Shareholders, votes in respect of the appointment of a

Director can only be cast for candidates named in the agenda of the meeting or explanatory notes thereto.

15.7

A nomination to appoint a Director will state the candidate’s age and the positions he holds or has held, insofar as these are relevant for the performance of the duties of a Director. The nomination must state the reasons on which they are based.

15.8

A nomination will also state the candidate’s term of office. The term of office of Directors may not exceed a maximum period of four years at a time. A Director who ceases office in accordance with the previous provisions is immediately eligible for reappointment.

15.9

Each Director may be suspended or removed by the General Meeting of Shareholders at any time. A resolution of the General Meeting of Shareholders to suspend or remove a Director other than pursuant to a proposal by the Board requires a two-third majority of the votes cast representing more than half of the issued share capital. An Executive Director may also be suspended by the Board. A suspension by the Board may at any time be discontinued by the General Meeting of Shareholders.

15.10

Any suspension may be extended one or more times, but may not last longer than three months in the aggregate. If, at the end of that period, no decision has been taken on termination of the suspension or on removal, the suspension will end.

REMUNERATION OF DIRECTORS

Article 16

16.1

The Company must have a policy with respect to the remuneration of Directors. This policy is determined by the General Meeting; the Board will make a proposal to that end. The Executive Directors may not participate in the discussion and decision-making process of the Board on this.

16.2

The authority to establish remuneration and other terms of service for Directors is vested in the Board, with due observance of the remuneration policy referred to in Article 16.1 and applicable provisions of law. The Executive Directors may not participate in the discussion and decision-making process of the Board with respect to the remuneration of Executive Directors.

16.3

The Board shall submit to the General Meeting of Shareholders for approval plans to issue Ordinary Shares or to grant rights to subscribe for Ordinary Shares to Directors. The plans shall at least indicate the number of Ordinary Shares and the rights to subscribe for Ordinary Shares that may be allotted to Directors and the criteria that shall apply to the allotment or any change thereto.

16.4	The absence of approvals required pursuant to Article 16.3 will not affect the authority of the Board or its members to represent the Company.
16.5	Directors are entitled to an indemnity from the Company and D&O insurance, in accordance with Article 24.

BOARD – GENERAL DUTIES.

Article 17

17.1	The Board is charged with the management of the Company. In performing their duties, Directors shall be guided by the interests of the Company and of the business connected with it.

17.2

The Board shall draw up Board Rules concerning the organisation, decision-making and other internal matters of the Board, with due observance of these articles of association. In performing their duties, the Directors shall observe and comply with the Board Rules.

BOARD – ALLOCATION OF DUTIES

Article 18

18.1

The duty of the Non-Executive Directors is to supervise the performance of duties by the Executive Directors as well as the general course of affairs of the Company and the business connected with it. The Non-Executive Directors are also charged with the duties assigned to them pursuant to the law and these Articles of Association.

18.2

The Board shall elect a Non-Executive Director to be the chairman of the Board. The Board may remove the chairman of the Board, in the sense that the Non-Executive Director so removed shall subsequently continue his term of office as a Non-Executive Director without having the title of chairman of the Board.

18.3	An Executive Director, designated by the Board, will be the CEO. The Board may grant other titles to Directors.
18.4	The specific duties of the CEO and other Directors, if any, will be laid down by the Board in writing.
18.5

To the extent permitted by Dutch law, the Board may assign and delegate such duties and powers to individual Directors and/or committees. This may also include a delegation of resolution-making power, provided this is laid down in writing. A Director to whom and a committee to which powers of the Board are delegated, must comply with the rules set in relation thereto by the Board.

18.6

The Board may appoint a company secretary and is authorised to replace him at any time. The company secretary holds the duties and powers vested in him pursuant to these Articles of Association or a resolution of the Board. In absence of the company secretary, his duties and powers are exercised by his deputy, if designated by the chairman of the Board.

BOARD - REPRESENTATION

Article 19

19.1	The Board is authorised to represent the Company. Each Executive Director is also solely authorised to represent the Company.
19.2	The Company may appoint officers with general or limited power of representation. Each of these officers may represent the Company subject to the limitations relating to his power.

BOARD – meetings and decision-making

Article 20

20.1

The Board meets as often as deemed desirable by the chairman of the Board. The meeting is chaired by the chairman of the Board or in his absence the vice-chairman. Minutes of the proceedings at the meeting must be kept.

20.2

Board resolutions are adopted by absolute majority of the votes cast. Each Director has one vote. Where there is a tie in any vote of the Board, the chairman of the Board shall have a casting vote. The Board may designate types of resolutions which are subject to requirements deviating from the foregoing. These types of resolutions and the nature of the deviation must be clearly specified and laid down in writing.

20.3

Decisions taken at a meeting of the Board will only be valid if the majority of the Directors is present or represented at the meeting. The Board may designate types of resolutions which are subject to requirements deviating from the foregoing. These types of resolutions and the nature of the deviation must be clearly specified and laid down in writing.

20.4

Meetings of the Board may be held by means of an assembly of the Directors in person in a formal meeting or by conference call, video conference or by any other means of communication, provided that all Directors participating in such meeting are able to communicate with each other simultaneously. Participation in a meeting held in any of the above ways shall constitute presence at such meeting.

20.5

For adoption of a resolution other than at a meeting, it is required that the proposal is submitted to all Directors, none of them has objected to the relevant manner of adopting resolutions and such majority of the Directors as required pursuant to Article 20.2 has expressly consented to the relevant manner of adopting resolutions.

20.6

Third parties may rely on a written declaration by the chairman of the Board, each Executive Director or the company secretary concerning resolutions adopted by the Board or a committee thereof. Where it concerns a resolution adopted by a committee, third parties may also rely on a written declaration by the chairman of such committee.

20.7	In Board meetings and with respect to the adoption of Board resolutions, a Board member may be represented only by another Board member, authorized in writing.
20.8	The Board may establish additional rules regarding its working methods and decision-making process.

BOARD – conflicts of interests

Article 21

21.1

A Director having a conflict of interests as referred to in Article 21.2 or an interest which may have the appearance of such a conflict of interests (both a (potential) conflict of interests) must declare the nature and extent of that interest to the other Directors.

21.2

A Director may not participate in deliberating or decision-making within the Board, if with respect to the matter concerned he has a direct or indirect personal interest that conflicts with the interests of the Company and the business connected with it. This prohibition does not apply if the conflict of interests exists for all Directors and the Board shall maintain its power.

21.3

A conflict of interests as referred to in Article 21.2 only exists if in the situation at hand the Director must be deemed to be unable to serve the interests of the Company and the business connected with it with the required level of integrity and objectivity. If a transaction is proposed in which apart from the Company also an affiliate of the Company has an interest, then the mere fact that a Director holds any office or other function with the affiliate concerned or another affiliate, whether or not it is remunerated, does not mean that a conflict of interests as referred to in Article 21.2 exists.

21.4	The Director who in connection with a (potential) conflict of interests does not exercise certain duties and powers will insofar be regarded as a Director who is unable to perform his duties (belet).
21.5	A (potential) conflict of interests does not affect the authority concerning representation of the Company set forth in Article 19.1.

BOARD – VACANCIES AND INABILITY TO ACT

Article 22

22.1

For each vacant seat on the Board, the Board can determine that it will be temporarily occupied by a person (a stand-in) designated by the Board. Persons that can be designated as such include former Directors (irrespective of the reason why they are no longer Directors).

22.2

If and as long as one or more seats on the Board are vacant, the management of the Company will be temporarily entrusted to the person or persons who (whether as a stand-in or not) do occupy a seat in the Board.

22.3	If the seats of one or more Directors are vacant, the Board may temporarily entrust duties and powers of the vacant seat to another Director.
22.4

When determining to which extent Board members are present or represented, consent to a manner of adopting resolutions, or vote, stand-ins will be counted-in and no account will be taken of vacant seats for which no stand-in has been designated.

22.5	For the purpose of this Article 22, the seat of a Director who is unable to perform his duties (belet) will be treated as a vacant seat.

BOARD – APPROVAL BOARD RESOLUTIONS

Article 23

23.1	The Board requires the approval of the General Meeting for resolutions entailing a significant change in the identity or character of the Company or its business, in any case concerning:
a.	the transfer of (nearly) the entire business of the Company to a third party;
b.

entering into or terminating a long term cooperation between the Company or a subsidiary (dochtermaatschappij) and another legal entity or company or as a fully liable partner in a limited partnership or general partnership, if such cooperation or termination is of fundamental importance for the Company;

c.

acquiring or disposing of a participation in the capital of a company if the value of such participation is at least one third of the sum of the assets of the Company according to its balance sheet and explanatory notes or, if the Company prepares a consolidated balance sheet, its consolidated balance sheet and explanatory notes according to the last adopted annual accounts of the Company, by the Company or a subsidiary (dochtermaatschappij).

23.2	The absence of approvals required pursuant to Article 23.1 will not affect the authority of the Board or its members to represent the Company.

INDEMNITY

Article 24

24.1	The Company shall indemnify each of its Indemnified Officers against:

a.	any financial losses or damages incurred by such Indemnified Officer; and
b.

any expense reasonably paid or incurred by such Indemnified Officer in connection with any threatened, pending or completed suit, claim, action or legal proceedings, whether civil, criminal, administrative or investigative and whether formal or informal, in which he becomes involved, to the extent this relates to his position or former position with the Company, in each case to the fullest extent permitted by applicable law.

24.2	No indemnification shall be given to an Indemnified Officer:
a.

if a Dutch court has established, without possibility for appeal, that the acts or omissions of such Indemnified Officer that led to the financial losses, damages, suit, claim, action or legal proceedings as described in Article 24.1 result from either an improper performance of his duties as an officer of the Company or an unlawful or illegal act; and

b.

to the extent that his financial losses, damages and expenses are covered by an insurance and the insurer has settled these financial losses, damages and expenses (or has indicated that it would do so).

24.3	The Board may stipulate additional terms, conditions and restrictions in relation to the indemnification referred to in Article 24.1.

GENERAL MEETINGS – CONVENING AND HOLDING GENERAL MEETINGS

Article 25

25.1	Annually, at least one General Meeting must be held. This annual General Meeting shall be held within six months after the end of the Company’s financial year.
25.2	A General Meeting shall also be held:
a.	within three months after the Board has considered it to be likely that the Company’s equity has decreased to an amount equal to or lower than half of its paid up and called up capital; and
b.	whenever the Board so decides.
25.3

General Meetings must be held in the place where the Company has its corporate seat in Amsterdam, Rotterdam, Schiphol Airport (municipality Haarlemmermeer), The Hague, Oegstgeest, Leidschendam, Katwijk, Noordwijk or Wassenaar.

25.4

If the Board have failed to ensure that a General Meeting as referred to in Articles 25.1 or 25.2 paragraph a. is held in a timely fashion, each Person with Meeting Rights may be authorised by the court in preliminary relief proceedings to convene the General Meeting.

25.5

One or more Persons with Meeting Rights who collectively represent at least ten percent (10%) of the Company’s issued share capital may request the Board in writing to convene a General Meeting, setting out in detail the matters to be discussed. If the Board has not taken the steps necessary to ensure that the General Meeting could be held within the relevant statutory period after the request, the requesting Person(s) with Meeting Rights may be authorised, at his/their request, by the court in preliminary relief proceedings to convene a General Meeting.

25.6

Any matter of which the discussion has been requested in writing by one or more Persons with Meeting Rights who, individually or collectively, represent at least three percent (3%) of the Company’s issued share capital shall be included in the convening notice or announced in the same manner, if the Company has received the substantiated request or a proposal for a resolution no later than on the sixtieth day prior to that of the General Meeting.

25.7	A General Meeting must be convened with due observance of the relevant statutory minimum convening period.
25.8	All Persons with Meeting Rights must be convened for a General Meeting:
a.	by means of an announcement published on the Website, where it shall remain directly and permanently available until the General Meeting; and
b.	if so required under applicable law, in a daily newspaper with national distribution.
25.9

The holders of registered shares may be convened for a General Meeting by means of letters sent to the addresses of those shareholders in accordance with Article 5.6. The previous sentence does not prejudice the possibility of sending a convening notice by electronic means in accordance with Section 2:113(4) DCC.

GENERAL MEETING - PROCEDURAL RULES

Article 26

26.1	The General Meeting shall be chaired as follows, and in the following order of priority:
a.	if there is a chairman of the Board and he is present at the General Meeting, by the chairman of the Board;
b.	by another Non-Executive Director present at the General Meeting chosen by the Non-Executive Directors present at the General Meeting;
c.	if there is a CEO and he is present at the General Meeting, by the CEO;
d.	by another Executive Director present at the General Meeting chosen by the Executive Directors present at the General Meeting; or
e.	by another person appointed by the General Meeting.

The person who should chair the General Meeting pursuant to paragraphs a. through d. may appoint another person to chair the General Meeting instead of him.

26.2

The chairman of the General Meeting shall appoint another person present at the General Meeting to act as secretary and to minute the proceedings at the General Meeting. Where an official report of the proceedings is drawn up by a civil law notary, no minutes need to be taken. Every member of the Board may instruct a civil law notary to draw up such an official report at the Company’s expense.

26.3	The chairman of the General Meeting shall decide whether persons other than:
a.	Persons with Meeting Rights; and
b.	others with a statutory right to attend the General Meeting,

shall be admitted to the General Meeting.

26.4

The holder of a written proxy representing a Person with Meeting Rights at a General Meeting shall only be admitted to the General Meeting if the proxy is determined to be acceptable by the chairman of the General Meeting.

26.5

The Company may direct that any person, before entering a General Meeting, identify himself by means of a valid passport or driver’s license and to be submitted to such security restrictions or arrangements as the Company may consider to be appropriate under the given circumstances. Persons who do not comply with these requirements or restrictions may be refused entry to the General Meeting.

26.6

The chairman of the General Meeting has the right to eject any person from the General Meeting if he considers that person to disrupt the orderly proceedings at the General Meeting. In case of ejection, the chairman of the General Meeting may temporarily adjourn the meeting.

26.7	The General Meeting may be conducted in the English language, if so determined by the chairman of the General Meeting.
26.8

The chairman of the General Meeting may limit the amount of time that individuals present at the General Meeting are allowed to take in addressing the General Meeting and the number of questions they are allowed to raise, with a view to ensuring the orderly proceedings at the General Meeting.

GENERAL MEETING - EXERCISE OF MEETING AND VOTING RIGHTS

Article 27

27.1

Each Person with Meeting Rights has the right to attend, address and, if applicable, vote at a General Meeting, whether in person or represented by the holder of a written proxy. Holders of fractional shares of a certain class, if any, together constituting the nominal value of a share of that class, shall exercise these rights collectively, whether through one of them or through the holder of a written proxy.

27.2

The Board may decide that each Person with Meeting Rights is entitled, whether in person or represented by the holder of a written proxy, to participate in, address and, if applicable, vote at the General Meeting by electronic means of communication. For the purpose of applying the preceding sentence it must be possible, by electronic means of communication, for the Person with Meeting Rights to be identified, to observe in real time the proceedings at the General Meeting and, if applicable, to vote. The Board may impose conditions on the use of the electronic means of communication, provided that these conditions are reasonable and necessary for the identification of the Person with Meeting Rights and the reliability and security of the communication. Such conditions must be announced in the convening notice.

27.3

The Board can also decide that votes cast through electronic means of communication or by means of a letter prior to a General Meeting are considered to be votes that are cast during the General Meeting. These votes shall not be cast prior to the Registration Date.

27.4

For the purpose of Articles 27.1 through 27.3, those who have voting rights and/or Meeting Rights on the Registration Date and are recorded as such in a register designated by the Board shall be considered to have voting rights and/or Meeting Rights, as the case may be, irrespective of whoever is entitled to the shares at the time of the General Meeting. Subject to mandatory Dutch law, the Board is free to determine, when convening a General Meeting, whether the previous sentence applies.

27.5

As a prerequisite for a Person with Meeting Rights to exercise his Meeting Rights and, if applicable, his voting rights at a General Meeting, that Person with Meeting Rights must notify the Company in writing of his identity and his intention to attend the General Meeting. This notice must be sent after the Registration Date and must be received by the Company ultimately on the seventh day prior to the General

Meeting. Persons with Meeting Rights that have not complied with this requirement may be refused entry to the General Meeting.

GENERAL MEETING - DECISION-MAKING

Article 28

28.1

Each share, irrespective of which class it concerns, shall give the right to cast one vote at General Meetings. For this purpose, fractional shares of a certain class, if any, collectively constituting the nominal value of a share of that class shall be considered to be equivalent to a share of that class.

28.2

No vote may be cast at a General Meeting in respect of a share belonging to the Company or a Subsidiary or in respect of a share for which any of them holds the depository receipts. Usufructuaries and pledgees of shares belonging to the Company or its Subsidiaries are not, however, precluded from exercising their voting rights if the usufruct or pledge was created before the relevant share belonged to the Company or Subsidiary. Neither the Company nor a Subsidiary may vote shares in respect of which it holds a usufruct or a pledge.

28.3	Unless a greater majority is required by law or by these articles of association, all resolutions of the General Meeting shall be passed by Simple Majority.
28.4

Invalid votes, blank votes and abstentions shall not be counted as votes cast. Shares in respect of which an invalid or blank vote has been cast and shares in respect of which an abstention has been made shall be taken into account when determining the part of the issued share capital that is present or represented at a General Meeting.

28.5	Where there is a tie in any vote of the General Meeting, no resolution shall have been passed.
28.6	The chairman of the General Meeting shall decide on the method of voting and may determine the voting procedure at General Meetings.
28.7

The determination made by the chairman of the General Meeting with regard to the results of a vote shall be decisive. However, where the accuracy of the chairman’s determination is contested immediately after it has been made, a new vote shall take place if the majority of the General Meeting so requires or, where the original vote did not take place by response to a roll call or in writing, if any party with voting rights present at the General Meeting so requires. The legal consequences of the original vote shall lapse as a result of the new vote.

28.8

The Board shall keep a record of the resolutions passed. The record shall be available at the Company’s office for inspection by Persons with Meeting Rights. Each of them shall, upon request, be provided with a copy of or extract from the record, at no more than the cost price.

28.9	The members of the Board shall, in that capacity, have an advisory vote at General Meetings.

GENERAL MEETING - RESOLUTIONS REQUIRING A PRIOR PROPOSAL

Article 29

The following resolutions can only be resolved upon by the General Meeting at the proposal of the Board:

a.	the issue of shares or the granting of rights to subscribe for shares;

b.	the limitation or exclusion of pre-emption rights;
c.	the granting of an authorisation as referred to in Articles 6.1, 7.5 or 10.2;
d.	the reduction of the Company’s issued share capital;
e.	the granting of an approval as referred to in Article 23.1;
f.	a distribution to the holders of ordinary shares;
g.	the determination that all or part of a distribution, instead of being made in cash, shall be made in the form of shares in the Company’s capital or in the form of assets;
h.	the amendment of these articles of association;
i.	the entering into of a merger or demerger;
j.	the instruction of the Board to apply for the Company’s bankruptcy; and
k.	the Company’s dissolution.

CLASS MEETINGS

Article 30

30.1	A Class Meeting shall be held whenever a resolution of that Class Meeting is required by Dutch law or under these articles of association or whenever the Board so decides.
30.2

Without prejudice to Article 30.1, for Class Meetings of ordinary shares, the provisions concerning the convening, drawing up of agendas for, holding of and decision-making at General Meetings shall apply mutatis mutandis.

30.3	For Class Meetings of preferred shares, the following shall apply:
a.	Articles 25.9, 26.2, 28.1, 28.2 and 28.4 through 28.9 apply mutatis mutandis;
b.	a Class Meeting of preferred shares must be convened no later than on the eighth day prior to that of the meeting;
c.	a Class Meeting of preferred shares shall appoint its own chairman;
d.	all resolutions of a Class Meeting of preferred shares shall be passed by Simple Majority; and
e.

where the rules laid down by these articles of association in relation to the convening, location of or drawing up of agendas for Class Meetings of preferred shares have not been complied with, legally valid resolutions may still be passed by the Class Meeting of preferred shares by a unanimous vote at a meeting at which all preferred shares are represented.

30.4

Holders of preferred shares may pass resolutions in writing instead of at a meeting. However, such resolutions may only be passed by a unanimous vote of all holders of preferred shares. The votes may also be cast electronically.

REPORTING – FINANCIAL YEAR, ANNUAL ACCOUNTS AND REPORT OF THE BOARD

Article 31

31.1	The Company’s financial year shall coincide with the calendar year.
31.2	Annually, within the relevant statutory period, the Board shall prepare the annual accounts and the report of the Board and deposit them at the Company’s office for inspection by the shareholders.
31.3	The annual accounts shall be signed by the members of the Board. If any of their signatures is missing, this shall be mentioned, stating the reasons.
31.4	The Company shall ensure that the annual accounts, the report of the Board and the particulars to be added pursuant to Section 2:392(1) DCC shall be available at its offices as from the convening of the General Meeting at which they are to be discussed. Persons with Meeting Rights are entitled to inspect such documents at that location and to obtain a copy at no cost.

31.5	The annual accounts shall be adopted by the General Meeting.

REPORTING - AUDIT

Article 32

32.1

The General Meeting shall instruct an auditor as referred to in Section 2:393 DCC to audit the annual accounts. Where the General Meeting fails to instruct an auditor, the Board shall be authorised to do so.

32.2

The instruction may be revoked by the General Meeting and by the body that has granted the instruction. The instruction can only be revoked for well-founded reasons; a difference of opinion regarding the reporting or auditing methods shall not constitute such a reason.

DISTRIBUTIONS - RESERVES

Article 33

33.1	The Company may maintain any reserve attached exclusively to the ordinary shares as the Board deems to be appropriate.
33.2	The Company shall not attach any reserve to the preferred shares.

DISTRIBUTIONS - ENTITLEMENT AND RESTRICTIONS

Article 34

34.1	A distribution can only be made to the extent that the Company’s equity exceeds the Non-Distributable Equity.
34.2	The preferred shares do not carry any entitlement to distributions other than as described in Articles 11.2, 35.1 and 36.3.
34.3

The parties entitled to a distribution shall be the shareholders, usufructuaries and pledgees, as the case may be, as at a date to be determined by the Board for that purpose. This date shall not be earlier than the date on which the distribution was announced.

34.4	Subject to the other provisions of this Article 34, the General Meeting may resolve to make a distribution from the Company’s reserves.
34.5	The General Meeting may resolve that all or part of such distribution, instead of being made in cash, shall be made in the form of shares in the Company’s capital or in the form of assets.
34.6

The Board may resolve to make interim distributions, provided that it appears from interim accounts to be prepared in accordance with Section 2:105(4) DCC that the requirement referred to in Article 34.1 has been met, and taking into account the priority of distributions under Article 35.1.

34.7	The Board may resolve to charge amounts to be paid up on shares against the Company’s reserves, irrespective of whether those shares are issued to existing shareholders.
34.8	A distribution shall be payable in such currency and on such date as determined by the Board.
34.9	A claim for payment of a distribution shall lapse after five years have expired after the distribution was declared.

34.10

For the purpose of calculating any distribution as referred to in this Article 34, shares held by the Company in its own capital shall not be taken into account. No distribution as referred to in this Article 34 shall be made to the Company in respect of shares held by it.

DISTRIBUTIONS - PROFITS

Article 35

35.1	Subject to Article 34.1, the profits shown in the Company’s annual accounts in respect of a financial year shall be appropriated as follows, and in the following order of priority:
a.

to the extent that any preferred shares have been cancelled without the payment described in Article 11.2 paragraph b. having been made in full on those preferred shares, any such deficit shall be paid to those who held those preferred shares at the moment of such cancellation becoming effective;

b.

to the extent that any Preferred Distribution (or part thereof) in relation to previous financial years has not yet been paid as described in this Article 35.1, any such deficit shall be paid on the preferred shares;

c.	the Preferred Distribution shall be paid on the preferred shares in respect of the financial year to which the annual accounts pertain;
d.	the Board shall determine which part of the remaining profits shall be added to the Company’s reserves; and
e.	any remaining profits shall be at the disposal of the General Meeting for distribution to the holders of ordinary shares in proportion to the aggregate nominal value of their ordinary shares.

To the extent that the distributions described in paragraphs a. through c. (or part thereof) cannot be paid out of the profits shown in the annual accounts, the deficit shall be paid out of the Company’s reserves, subject to Article 34.1.

Distributions on the preferred shares (or to the former holders of preferred shares) as described in this Article 35.1 shall be paid in proportion to the amounts paid up (or formerly paid up) on those preferred shares.

For the avoidance of doubt, the preferred shares shall not carry any entitlement to profits other than as described in this Article 35.1.

35.2	Without prejudice to Article 34.1, a distribution of profits shall be made after the adoption of the annual accounts that show that such distribution is allowed.
35.3

For the purpose of calculating any distribution of profits, shares held by the Company in its own capital shall not be taken into account. No distribution of profits shall be made to the Company in respect of shares held by it.

DISSOLUTION AND LIQUIDATION

Article 36

36.1	In the event of the Company being dissolved, the liquidation shall be effected by the Board, unless the General Meeting in its resolution to dissolve the Company decides otherwise.
36.2	To the extent possible, these articles of association shall remain in effect during the liquidation.

36.3	To the extent that any assets remain after payment of all of the Company’s debts, those assets shall be distributed as follows, and in the following order of priority:
a.	the amounts paid up on the preferred shares shall be repaid on those preferred shares;
b.

to the extent that any preferred shares have been cancelled without the payment described in Article 11.2 paragraph b. having been made in full on those preferred shares, any such deficit shall be paid to those who held those preferred shares at the moment of such cancellation becoming effective; and

c.

to the extent that any Preferred Distribution (or part thereof) in relation to financial years prior to the financial year in which the distribution referred to in paragraph a. occurs has not yet been paid as described in Article 35.1, any such deficit shall be paid on the preferred shares;

d.

the Preferred Distribution shall be paid on the preferred shares calculated in respect of the part of the financial year in which the distribution referred to in paragraph a. occurs, for the number of days that have already elapsed during such part of the financial year; and

e.	any remaining assets shall be distributed to the holders of ordinary shares in proportion to the aggregate nominal value of their ordinary shares.

Distributions on the preferred shares (or to the former holders of preferred shares) as described in this Article 36.3 shall be paid in proportion to the amounts paid up (or formerly paid up) on those preferred shares.

36.4

For the purpose of calculating any distribution as referred to in Article 36.3, shares held by the Company in its own capital shall not be taken into account. No distribution as referred to in Article 36.3 shall be made to the Company in respect of shares held by it.

36.5

After the liquidation has been completed, the Company’s books, records and other information carriers shall be kept for the period prescribed by law by the person designated for that purpose in the resolution of the General Meeting to dissolve the Company. Where the General Meeting has not designated such a person, the liquidators shall do so.